UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021
Commission File Number: 001-38427

Piedmont Lithium Limited
(Translation of registrant’s name into English)

Level 9, BGC Centre, 28 The Esplanade
Perth, WA, 6000 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): □

Exhibits 1.1 and 5.1 to this Report on Form 6-K are hereby incorporated by reference into Piedmont Lithium Limited’s Registration Statements on Form F-3 (File Nos. 333-234445 and 333-254623), to the extent not superseded by documents or reports subsequently filed by us under the U.S. Securities Act of 1933 or the U.S. Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
1.1
Underwriting Agreement, dated March 23, 2021, between Piedmont Lithium Limited and J.P. Morgan Securities LLC, Evercore Group L.L.C. and Canaccord Genuity LLC, as representatives of the several underwriters named therein

5.1	Opinion of Thomson Geer on matters of Australian law to Piedmont Lithium Limited, dated March 25, 2021
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Piedmont Lithium Limited (registrant)

Date: March 25, 2021	By:	/s/ Keith Phillips
Name: Keith Phillips
Title: President and Chief Executive Officer